Exhibit 16.2

CHINA EDUCATION ALLIANCE, INC.
58 Heng Shan Road
Kun Lun Shopping Mall
Harbin, People’s Republic of China 150090

December 19, 2007
Murrell, Hall, McIntosh & Co. PLLP
2601 NW Expressway, Suite 700 East
Oklahoma City, Oklahoma 73112
Attention: Charles Gray, Audit Partner

Re: Termination of Murrell, Hall, McIntosh & Co. PLLP as independent auditor

Dear Charles:

This letter is to inform you that the Audit Committee of the Board of Directors of China Education Alliance, Inc., (the “Company”) has dismissed and terminated Murrell, Hall, McIntosh & Co. PLLP’s (“MHM”) as the Company’s independent auditor, effective immediately.

We appreciate and thank you for the services MHM has provided to the Company.

Sincerely,

/s/ James Hsu
James Hsu,
Member of the Audit Committee of
the Board of Directors of the Company